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                                                                       Exhibit 7

Report of the Board of Directors of InCentive Capital AG, Zug, in respect of the public exchange and purchase offer of Zimmer Holdings, Inc., Warsaw (USA), of June 19, 2003 for all outstanding bearer shares of InCentive Capital AG

The Board of Directors of InCentive Capital AG, Zug, ("InCentive") issues the following report in accordance with article 29 (1) of the Stock Exchange Act and articles 29-32 of the Takeover Ordinance of the Takeover Commission in respect of the public tender offer of Zimmer Holdings, Inc. ("Zimmer") of June 19, 2003 for all outstanding shares of InCentive (the "Zimmer Offer"):

1. Recommendation

The Board of Directors has resolved to recommend to the shareholders of InCentive to accept the Zimmer Offer. This recommendation is subject to the condition that the Zimmer common shares required for the consummation of the offer be issued.

2. Reasons

On April 25, 2003, Smith & Nephew Group plc ("Smith & Nephew") extended a public tender offer each to the shareholders of Centerpulse AG ("Centerpulse") and InCentive. The price offered by Smith & Nephew for each InCentive share under Smith & Nephew's offer for InCentive (the "Smith & Nephew Offer") equals 25.15 new Smith & Nephew shares and CHF 73.42 in cash for each Centerpulse share held by InCentive plus the adjusted Net Asset Value (as defined in the Smith & Nephew Offer) of InCentive on the last day of the offer period, divided by the number of publicly held InCentive shares. In its report of April 16, 2003 the Board of Directors of InCentive considered - based upon a fairness opinion of KPMG Fides Peat - the Smith & Nephew Offer to be fair.

On June 19, 2003 Zimmer made a competing dual offer for Centerpulse and InCentive. The price offered by Zimmer under the Zimmer Offer equals 3.68 Zimmer common shares and CHF 120 in cash for each Centerpulse share held by InCentive plus the adjusted Net Asset Value of InCentive on the last day of the offer period, divided by the number of publicly held InCentive shares.

In its report of July 9, 2003 the Board of Directors recommended to the shareholders of InCentive to postpone their acceptance of one of the competing bids until it was clear whether Smith & Nephew would increase its offer and the conditions of the Zimmer Offer were met. On August 6, 2003, Smith & Nephew publicly announced that it will not increase its offer. Furthermore, many of the conditions of the Zimmer Offer have been met in the meantime. However, Zimmer has repeatedly postponed, and has not yet conducted, the extraordinary general assembly at which the issuance of the Zimmer common shares required to consummate

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the offer will be approved. The Board of Directors assumes that Zimmer will, in accordance with its obligations under Swiss takeover law, conduct the general assembly in due time - now scheduled for August 21, 2003 - and the necessary Zimmer common shares will be issued. Also the Board of Directors assumes that Zimmer will consummate the offer in accordance with Recommendation III of the Takeover Commission of July 2, 2003, in the matter of InCentive Capital AG.

Based on the current stock exchange prices and foreign exchange ratios, the price offered by Zimmer clearly exceeds the price offered by Smith & Nephew. The Board of Directors requested that KPMG Fides Peat render a fairness opinion in respect of the Zimmer Offer from a financial perspective. In its fairness opinion of August 14, 2003 KPMG Fides Peat has concluded that the Zimmer Offer represents the higher financial value compared to the Smith & Nephew Offer.

For these reasons the Board of Directors recommends to the shareholders of InCentive to accept the Zimmer Offer, subject to the proviso that Zimmer issue the shares offered in the exchange offer. Messrs. Rene Braginsky and Hans Kaiser have abstained from voting in connection with this resolution due to the interest situation described under 3 and 4 below.

3. Potential Conflicts of Interest

InCentive's Board of Directors is currently composed of Mr. Karl Otto Pohl, president, Rene Braginsky, delegate, Hans Kaiser, member, Joel Mesznik, member, and Eric Stupp, member. InCentive does not have any employees.

In compliance with the condition in section A.8.b. of the Smith & Nephew Offer, the members of the Board of Directors have resigned and the general assembly of InCentive of June 5, 2003 elected, upon the proposal of Smith & Nephew, Mr. Pierre Chapatte, Mr. Paul Chambers and Dr. Pirmin Bischoff as members of the Board of Directors of InCentive. The resignations of the acting members of the Board of Directors and the election of the directors proposed by Smith & Nephew was, however, conditional upon the successful conclusion of the Smith & Nephew Offer. Further Mr. Karl Otto Pohl, Rene Braginsky, Hans Kaiser and Joel Mesznik have resigned from the Board of Directors subject to the condition that the Zimmer Offer be concluded and accepted by the holders of more than 80% of all outstanding InCentive shares. The remaining member of the Board of Directors, Eric Stupp, has agreed to conclude a mandate agreement with Zimmer in accordance with the condition in section 2.5(b) of the Zimmer offer. If the Zimmer Offer is concluded, Mr. Stupp will act as sole member of the Board of Directors until an extraordinary general assembly, which shall be called as soon as possible after the conclusion of the Zimmer offer, has passed a resolution regarding the new composition of the Board of Directors. The resigning members of the Board of Directors will not receive termination compensation.

Mr. Rene Braginsky is also a member of the board of directors of Centerpulse. If the Smith & Nephew Offer materializes, Mr. Braginsky will presumably act as a member of the board of directors of the combined Smith & Nephew group. This is not provided for if the Zimmer Offer materializes.

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InCentive Asset Management AG, a company solely held and controlled by Mr. Rene
Braginsky with registered seat in Zurich, administers InCentive's administration and investments. For further details, reference is made to the board report of April 16, 2003 regarding the Smith & Nephew Offer.

Except for the agreements described in section 4 below, the Board of Directors is not aware of any agreements or arrangements of its members with Smith & Nephew, Zimmer, any entities of the Zurich Financial Services Group or III Institutional Investors International Corp.

Due to the conflicts of interest described in sections 3 and 4 of this report Mr Rene Braginsky and Hans Kaiser have abstained from participating in the deliberation and voting in connection with the assessment of the Zimmer Offer and this report. Mr. Karl Otto Pohl, Joel Mesznik, and Eric Stupp have constituted an independent committee of the Board of Directors, which reviewed the Zimmer Offer and prepared this report, without any participation from the abstaining members of the Board of Directors.

4. Intentions of Shareholders holding more than 5% of InCentive

The four main shareholder of InCentive, which together hold approximately 77% of the outstanding InCentive shares, have notified the Board of Directors that they intend to revoke their acceptance of the Smith & Nephew Offer and to accept the Zimmer Offer.

InCentive and its four main shareholders have entered into negotiations with Smith & Nephew regarding the termination of the tender agreement of March 20, 2003, described in the report of the Board of Directors of April 16, 2003 and in the offer prospectus from Smith & Nephew of April 25, 2003, and the transaction agreement of March 20, 2003. These agreements shall be revoked if the Smith & Nephew Offer is not concluded. The negotiations are well advanced. Regardless of the above, according to section 8.8.2 of the transaction agreement of March 20, 2003, InCentive is obliged to pay to Smith & Nephew a break up fee in the amount of CHF 4 million if Smith & Nephew is not offered 80% of the InCentive shares by the end of the offer period or if the Zimmer Offer turns out to be successful. As a result, the adjusted Net Asset Value of InCentive will be reduced by approximately CHF 1.90 per share on the last day of the offer period under the Zimmer Offer if the Zimmer Offer succeeds.

With respect to the asset management agreements among InCentive and its subsidiaries, on one hand, and InCentive Asset Management AG on the other, and the conditions of their termination, we refer to the reports of the Board of Directors of April 16 and July 9, 2003.

Besides the main shareholders, the Board of Directors is not aware of any other shareholders holding more than 5%.

Zug, August 14, 2003

Karl Otto Pohl                                 Eric Stupp
Chairman                                       Director

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